BresaGen

02042426

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Monday, 8 July 2002
SUBJECT:	ASX Announcements
PAGES (inc. cover)	12

SUPPL

02 JUL -8 [illegible]

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange –

1. Media Release: BresaGen congratulates John Howard on stem cell research centre.
2. Media Release: Australian Biotechs, BresaGen and EvoGenix working together.
3. Announcement: UK Study of E21R in Acute Myeloid Leukemia Suspended.
4. Announcement: Appendix 3B – Agreement in relation to the ATO Audit of R&D Syndicate No. 1.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

P

7/12

If there are any problems with this transmission, call 08 8234 2660

Thursday, 6 June 2002

BresaGen congratulates Howard on stem cell research centre

Adelaide-based biotechnology company BresaGen Ltd has congratulated John Howard and the Federal Government on its support and vision in awarding a $46 million funding package for stem-cell research.

The five year funding for the Biotechnology Centre of Excellence will go to the Centre for Stem Cells and Tissue Repair based at Monash, headed by Professor Alan Trounson. The Centre is made up of 17 commercial and academic groups including BresaGen and ES Cell International, two of the 10 groups with stem cell lines listed on the US National Institutes of Health (NIH) Stem Cell Registry.

BresaGen Chief Executive, Dr John Smeaton praised Professor Trounson for managing to bring the different groups together to work in the important area of stem cell research and therapy.

"We are looking forward to working with Professor Trounson and to hastening the development of commercially viable treatments for debilitating conditions such as Parkinson's Disease and spinal cord injury. BresaGen and ES Cell International, as the commercial partners, have worked together with Professor Trounson and Monash closely in the establishment of the associated National Centre for Advanced Cell Engineering which will be part of the Biotechnology Centre of Excellence. The two companies will bring their commercial expertise to help the Centre's academic participants in commercialising the new Intellectual Property which is expected to arise.

"BresaGen has considerable Intellectual Property which it is willing to make available to the Centre. We see this as an excellent opportunity for commercial and academic interests working together," said Dr Smeaton.

"We are also optimistic that the forthcoming Federal legislation on stem cells will be less restrictive and more commercially relevant."

ends

For further information contact:

Hilarie Dunn
Public Relations
BresaGen Ltd
Ph: 02 92510110
Mob: 0414 357792

or

Chris Juttner
VP, Clinical Development
BresaGen Ltd
Ph: 08 8234 2660
Mob: 0408 185 100

Thursday, 6 June 2002

BresaGen

Australian biotechs, BresaGen and EvoGenix working together

With complementary knowledge and skills, Adelaide-based biotechnology company, BresaGen Limited and the recently established company EvoGenix Pty Ltd have agreed to work together on a protein biopharmaceutical project which will advance the abilities of EvoGenix to progress one of its key technologies.

BresaGen will conduct feasibility studies and process development for a class of small protein molecules which EvoGenix plans to develop as an entirely new approach to finding and treating difficult targets such as viruses and cancer. BresaGen's expertise in process development for producing protein pharmaceuticals will be applied to finding an effective way of making the targeting proteins reliably and cheaply.

BresaGen is a company listed on the ASX, with operations in Adelaide and Athens, Georgia. The Company is focussed on development of protein drugs and treatments based on cell therapy.

EvoGenix is an early stage biotechnology company established to exploit novel technologies developed by the Cooperative Research Centre for Diagnostics.

With operations in Melbourne and Sydney, it is positioned within the fast growing field of protein biopharmaceuticals, offering a technology platform for the rapid identification and development of highly active proteins for use in human therapy and medical imaging.

Merilyn Sleigh, EvoGenix CEO, said: "Commentators on the Australian biotechnology industry question how all of the new companies being established will thrive and grow. One very powerful solution to this problem will be for Australian Biotechnology companies to work together to make the most of the considerable expertise available. I am delighted that we are able to work with BresaGen in this context, drawing from their substantial achievements in protein production methods to accelerate the development of our own key technologies."

"Agreements with companies like EvoGenix validate the process development capabilities engineered at BresaGen over the last 5 years" said John Smeaton, CEO of BresaGen. "We are delighted to be working with the emerging companies in the biotech sector".

Ends

For more information contact:
Meera Verma
Chief Operating Officer
BresaGen Limited
08 8150 8220

UK study of E21R in Acute Myeloid Leukemia Suspended

Australian biotechnology company BresaGen Limited announced today that its UK partner, British Biotech, has suspended their current Phase II study of E21R in the treatment of patients with acute myeloid leukaemia (AML) pending further pre-clinical testing.

BresaGen completed Phase I clinical testing of the drug in 2000. In August 2001, British Biotech started a Phase II study to investigate E21R's efficacy, safety, tolerability and pharmacokinetics in AML patients. This study has been suspended because a recent independent pre-clinical study has failed to support the previous high incidence of apoptosis (cell killing) in AML.

Further pre-clinical studies are underway to re-assess apoptosis, the results of which will determine future development of E21R in the treatment of AML.

The new pre-clinical data do not call into question the rationale for the development of E21R in the treatment of myelomonocytic leukemias, chronic myelomonocytic leukemia (CMML), and juvenile myelomonocytic leukemia (JMML).

BresaGen is continuing to recruit patients to a pilot Phase II study in CMML. Also, in March 2002, the European Commission designated E21R as having orphan drug status for the treatment of JMML, a rare and deadly disease affecting very young children. The orphan designation is based on the rare and serious nature of the disease, the lack of satisfactory therapy and the product's potential to have significant therapeutic benefit.
In addition a pilot Phase II Rheumatoid Arthritis (RA) study has approval to commence at the Royal Adelaide Hospital and is waiting on recruitment of patients. In this study it is planned that patients will receive four 10-day courses of daily subcutaneous injections of E21R. Response will be assessed using standard criteria from the American College of Rheumatology.

OK TO GO TO ASX.

8.7.02.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BRESAGEN LIMITED

ABN

007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.72 PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ISSUED IN ACCORDANCE WITH AN AGREEMENT IN RELATION TO THE ATO AUDIT OF R&D SYNDICATE NO. 1.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 JULY, 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	54,498,560	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	REFER ADDENDUM ATTACHED	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	THERE ARE CURRENTLY NO PLANS TO PAY A DIVIDEND

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 JULY, 2002.
(Company Secretary)

Print name: MR LINTON BURNS

== == == == ==

+ See chapter 19 for defined terms.